Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor	Predecessor
	Nine Months Ended December 31,	Three Months Ended March 31,	Years Ended December 31,
	2011	2011	2010	2009	2008	2007
	(Dollars in millions)
Income before income tax expense	$892	490	1,873	1,921	2,267	2,440
Add: estimated fixed charges	342	171	689	705	671	682
Add: estimated amortization of capitalized interest	7	2	10	11	12	10
Less: interest capitalized	(5)	(3)	(12)	(10)	(14)	(12)

Total earnings available for fixed charges	$1,237	660	2,560	2,627	2,936	3,120

Estimate of interest factor on rentals	$38	18	62	63	68	62
Interest expense, including amortization of premiums, discounts and debt issuance costs	299	150	615	632	589	608
Interest capitalized	5	3	12	10	14	12

Total fixed charges	$342	171	689	705	671	682

Ratio of earnings to fixed charges	3.6	3.9	3.7	3.7	4.4	4.6